



BUILDING

OPPORTUNITY

A CAMPAIGN TO BUILD 750 HOMES





bellwether
housing

Growing Gap Between Income and Rent


$2k
$1k
$500
Social Workers
Childcare Workers
Cooks
Bus Drivers
Muscians
Janitors
Cashiers
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
*Median Rent for 1 Bedroom Apartment
**Affordable Rent for 1 Bedroom Apartment
Rent amount affordable to a person in labeled profession

*Salaries are derived from the 2017 Occupational Employment and Wage estimates published by the WA State Employment Security Department. Monthly housing expenses have been calculated at 30% of income which is the maximum amount of income that can be devoted to housing costs before a household is considered burdened.

**Monthly rent affordable to a single person earning up to 60% of the median income for King County. Affordable rent is calculated as 30% of monthly income. Median Family Income (MFI) for all counties are published annually by the U.S. Department of Housing and Urban Development (HUD), available from Washington State Housing Finance Commission.

The Issue

In neighborhoods throughout King County, people who check groceries, care for children and drive buses are struggling to keep a roof over their heads. Veterans who have fought wars, seniors who have raised generations of children, and people disabled from a life of back-breaking work are being forced out of their communities by rents they can no longer afford. The trauma of homelessness and the stress of housing insecurity confines to poverty people meant for greater things.

We are experiencing a housing crisis. But it is more than that. It's an identity crisis. Will we be a community in which access to opportunity is walled off for all but the most affluent? Or will be a community whose prosperity benefits everyone, regardless of income?

By ensuring that everyone in our community has access to a safe, affordable home, we can create the inclusive, vibrant community we all want to be part of.









About Bellwether Housing

Since 1980, Bellwether Housing has developed, owned and operated housing for low-income individuals, families, seniors and households transitioning out of homelessness – in total, 2,100 apartments in 32 buildings throughout Seattle.

We are Seattle's largest nonprofit provider of affordable housing.

Our high-quality homes, affordable rents, and service programs allow lower income people to live stably in and around Seattle.

We build homes near transit, job centers, and good schools, giving people access to the opportunity and prosperity of our region.

Our Resident Services Coordination Program links residents to community resources, services, and benefits that help them lead independent, healthy lives.

We create innovative partnerships that ensure more people get housing at a time of historic shortages.

We provide families with safe, stable homes, and by doing so, we build stronger, safer, more prosperous communities that benefit everyone.



We provide 3,000 people with affordable homes each year.



Almost 1 in 5 Bellwether residents were homeless prior to moving in.



Residents are primarily families and individuals making between 30% – 80% of the median income in King County.

The Solution

The solution to our current housing and homelessness crisis is not complicated. We must dramatically and expediently increase the region's supply of affordable housing options for people with limited or no income.

Bellwether controls land on which we will construct **750 new affordable homes in the next three years**. These homes will play a significant role in addressing our region's homelessness crisis as well as providing vital housing for other low income households.

At least 20% of the families and individuals who move into these homes will be exiting from homelessness. Another 15–20% of those housed will have been at risk of homelessness. The remaining apartments will house a range of seniors, veterans and low wage workers. This model supports ***thriving*** communities that are ***diverse*** across income, race, and culture.

Campaign Goal

Our goal is to raise $9 million – $4.5 million in contributions and $4.5 million of investments in Building Opportunity Fund.

Every private dollar supporting the Building Opportunity campaign will leverage $29 dollars in public support to create 750 new affordable apartments.

By participating, you help create equitable communities where all people, regardless of income, have access to safe, stable and affordable housing. This ensures that we are all surrounded by a diversity of ideas, perspectives and cultures and can share in our region's success.

Support Building Opportunity

Contribute to our campaign. Contributions will be the cornerstone of our campaign, leveraging all other funding needed to meet our goal.

Invest in the Building Opportunity Fund, our innovative community investment fund that offers low interest return on and return of your principal investment. Investments in the fund allow us to decrease our dependence on both public funding and costly private debt.







Cedar Crossing

Opening Late 2021

- 255 homes, 40% of which will be 2 and 3 bedrooms, targeting a broad range of affordability, in the heart of an amenity-rich Seattle neighborhood.
- Immediately adjacent to the Roosevelt light rail station set to open in 2021.
- A partnership with Mercy Housing Northwest, who will provide on-site family-oriented resident services.
- Some apartments will be targeted to families who have experienced homelessness through partnerships with local service providers.
- Surrounded by great schools and parks, close to job centers in Northgate and the University District, and well-served by public transit.
- Will feature a large childcare facility.
- A grand public plaza will integrate the building and its residents in the neighbor-hood by encouraging informal gatherings.



Madison/Boylston Apartments

Opening Late 2022

- 368 homes located in Seattle's First Hill Neighborhood.
- Seattle's first ever nonprofit-developed affordable high rise.
- A mix of unit sizes targeting households earning low to modest wages.
- A joint development with Plymouth Housing, who will build 115 homes on the lower 5 floors for seniors who have experienced homelessness. Bellwether will operate 253 apartments on the upper floors.
- Sound Transit agreed to transfer this land, valued at $8,640,000, for no cost to support this unique, high-density development.
- Blocks from downtown, in the midst of Seattle's hospital district and adjacent to a wide array of public transit options, providing access to the entire region.



The Confluence

Opening Mid 2021

- 103 homes affordable to low income families, large and small, located in Tukwila, a community experiencing the twin stresses of growing poverty rates and rapidly rising rents, creating a threat of displacement for many lower income households.

- Will serve Tukwila's identified need for housing for families who have experienced homelessness and individuals who have been at risk of homelessness because of a disability.

- A five minute walk from the Tukwila light rail station and within a quarter mile of bus routes with service to job centers and major employers such as South Center, downtown Seattle, Boeing, Kaiser Permanente, and SeaTac International Airport.

- Will feature indoor and outdoor play space for children, social gathering spaces for families and neighbors to celebrate together and private spaces for residents to meet with social service providers and our own Resident Services Coordinator.



Rose II Apartments

Opening Late 2022

- 174 homes located in Seattle's culturally-rich Rainier Beach neighborhood within walking distance of schools, the Rainier Beach Community Center, and many transit options.
- Nearly 60% of the apartments will be 2, 3, and 4 bedrooms designed for families.
- A large outdoor recreation and gardening space and a large community room will offer families and neighbors places to gather to celebrate together.
- Onsite early learning center will offer childcare affordable to low income families.
- Will provide office space for nonprofit community partners.

BUILDING

OPPORTUNITY

bellwether
housing

206.623.0506 | www.bellwetherhousing.org